Osisko Gold Group Inc.
(formerly Osisko Development Corp.)

. . . . . . . . . . . . . . . . . .
Unaudited Condensed Interim
Consolidated Financial Statements
For the three and nine months ended September 30, 2026 and 2025

Osisko Gold Group Inc.
Consolidated Statements of Financial Position

As at September 30, 2026 and December 31, 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars)

		September 30, 2026	December 31, 2025
	Notes	$	$
Assets
Current assets
Cash and cash equivalents	3	733,702	422,283
Restricted cash	3	322,779	—
Amounts receivable	4	21,431	9,357
Inventories		9,795	7,845
Derivative Asset	8, 12	51,788	—
Other current assets		4,342	2,803
		1,143,837	442,288
Assets classified as held for sale	15	—	37,523
		1,143,837	479,811
Non-current assets
Non-current - Restricted cash	3	368,406	—
Investments in associates		16,480	15,092
Other investments	12	37,394	15,496
Mining interests and property, plant and equipment	5	963,635	644,326
Exploration and evaluation	6	136,950	89,635
Other assets		42,967	17,914
		2,709,669	1,262,274
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	7	99,409	30,594
Current portion of long-term debt and lease liabilities	8	11,093	6,771
Deferred Consideration and contingent payments		3,448	3,427
Contract liability		331	643
Environmental rehabilitation provision	9	8,048	6,970
Subscription received in advance	10	42,288	—
Derivative liability	8	93,430	—
Warrant Liability	10	132,418	225,000
		390,465	273,405
Liabilities associated with assets held for sale	15	—	58,446
		390,465	331,851
Non-current liabilities
Long-term debt and lease liabilities	8	1,126,782	137,786
Deferred Consideration and contingent payments		2,431	5,364
Contract liability		4,067	4,041
Environmental rehabilitation provision	9	120,402	92,209
Flow-through premium liability		3,355	8,334
		1,647,502	579,585
Equity
Share capital	10	1,662,555	1,416,739
Warrants	10	6,056	20,884
Contributed surplus		30,290	20,976
Accumulated other comprehensive income (loss)		8,919	(9,135)
Deficit		(645,653)	(766,775)
		1,062,167	682,689
		2,709,669	1,262,274

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
3

Osisko Gold Group Inc.
Consolidated Statements of Income (Loss)

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2026	2025	2026	2025
	Notes	$	$	$	$
Revenues		19,347	4,409	54,287	11,268
Operating expenses
Cost of sales		(9,890)	(2,962)	(22,590)	(7,037)
Other operating income (expense)		3,919	(28,253)	533	(48,742)
General and administrative		(9,603)	(6,426)	(29,539)	(20,088)
Impairment of assets		—	—	(493)	(25,793)
Operating income (loss)		3,773	(33,232)	2,198	(90,392)
Finance costs and Accretion expense	8	(31,768)	(1,444)	(36,289)	(5,501)
Share of loss of associates		(678)	(64)	603	(13)
Change in fair value of warrant liability	10	(25,612)	(111,345)	94,291	(135,248)
Change in fair value in derivative	8	(1,802)	—	18,482	—
Other income (expense)		1,463	4,675	16,989	10,046
Income (loss) before income taxes		(54,624)	(141,410)	96,274	(221,108)
Income tax recovery (expense)		(3,055)	149	(2,629)	405
Net income (loss) from continuing operations		(57,679)	(141,261)	93,645	(220,703)
Net income (loss) from discontinued operations activities	15	—	(9,021)	28,001	(14,313)
Net income (loss)		(57,679)	(150,282)	121,646	(235,016)

Net earnings per share for continuing operations
Basic net income (loss) per share from continuing activities		(0.19)	(0.75)	0.31	(1.43)
Diluted net income (loss) per share from continuing activities		(0.19)	(0.75)	(0.04)	(1.43)

Net earnings per share
Basic net income (loss) per share		(0.19)	(0.80)	0.41	(1.53)
Diluted net income (loss) per share		(0.19)	(0.80)	0.03	(1.53)

Basic and diluted weighted average number of shares outstanding		305,982,927	187,654,838	298,844,898	153,889,436
Diluted weighted average number of shares outstanding		305,982,927	187,654,838	391,159,088	153,889,436
The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Group Inc.
Consolidated Statements of Comprehensive Income (Loss)

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Net Income (Loss)	(57,679)	(150,282)	121,646	(235,016)
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to the consolidated statement of income (loss)
Changes in fair value of financial assets at fair value through OCI	5,965	2,067	8,376	4,328
Income tax effect	(6)	(149)	(432)	(405)
Share of other comprehensive income (loss) of associates	—	—	1,253	—

Items that may be reclassified to the consolidated statement of income (loss)
Currency translation adjustments	(79)	(4,144)	8,148	(12,605)
Other comprehensive income (loss), net of income taxes	5,880	(2,226)	17,345	(8,682)
Comprehensive income (loss)	(51,799)	(152,508)	138,991	(243,698)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
5

Osisko Gold Group Inc.
Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2026	2025	2026	2025
	Notes	$	$	$	$
Operating activities
Net income (loss) from continuing operations		(57,679)	(141,261)	93,645	(220,703)
Adjustments for:
Share-based compensation	11	1,717	1,006	4,558	2,842
Depreciation		32	924	6,678	3,989
Finance costs		3,525	2,034	9,613	3,830
Loss on extinguishment of debt	8	20,866	—	20,866	—
Change in fair value of financial assets and liabilities at fair value through profit and loss		1,861	(117)	(17,697)	8
Change in fair value of warrant liability	10	25,612	111,345	(94,291)	135,248
Unrealized foreign exchange gain		6,603	579	(4,017)	(9,348)
Impairment of assets		—	—	493	25,793
Premium on flow-through shares		(2,751)	—	(4,978)	—
Environmental rehabilitation obligations	9	(5,788)	23,805	(5,686)	22,089
Other		567	3,300	(1,093)	2,170
Net cash flows used in operating activities before changes in non-cash working capital items		(5,435)	1,615	8,091	(34,082)
Decrease (increase) in amounts receivable		9,645	3	(11,792)	1,560
Decrease (increase) in inventory		5,487	1,477	(443)	3,793
Decrease (increase) in other current assets		(2,766)	595	(1,527)	(932)
Increase (decrease) in accounts payable and accrued liabilities		2,599	(6,309)	7,970	(3,484)
Changes in non-cash working capital items		14,965	(4,234)	(5,792)	937
Net cash flows used in continuing operating activities		9,530	(2,619)	2,299	(33,145)
Net cash flows used in discontinued operating activities		—	(1,227)	190	(3,790)
Net cash flows provided by and (used in) operating activities		9,530	(3,846)	2,489	(36,935)

Investing activities
Additions to mining interests and property, plant and equipment		(112,017)	(10,561)	(262,458)	(34,231)
Additions to exploration and evaluation assets		(17,499)	(631)	(36,904)	(5,545)
Proceeds on disposals of property, plant and equipment		—	1	—	532
Proceeds on disposal of investments		—	2,711	1,181	3,070
Acquisition of investments in associates		—	—	(627)	—
Acquisition of restricted cash	3	(691,185)	—	(691,185)	—
Reclamation deposit		(15)	—	(715)	—
Net cash flows used in continuing investing activities		(820,716)	(8,480)	(990,708)	(36,174)
Net cash flows used in discontinued investing activities		—	(1)	—	(12)
Net cash flows (used in) investing activities		(820,716)	(8,481)	(990,708)	(36,186)

Financing activities
Proceeds from equity financings	10	—	280,378	196,249	280,378
Proceeds from equity financings not issued yet	10	42,288	—	42,288	—
Share and warrant issue expense and financing fees		(13,956)	(16,130)	(44,322)	(16,350)
Proceeds from exercise of warrants, options and other share issuances		1,209	3,576	38,817	3,625
Long-term debt and financing of equipment draw down	8	856,865	137,199	1,224,146	137,199
Repayment of long-term debt and leases	8	(173,792)	(34,772)	(176,406)	(37,320)
Withholding taxes on settlement of restricted units		(35)	(870)	(35)	(903)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

Osisko Gold Group Inc.
Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2026	2025	2026	2025
	Notes	$	$	$	$
Net cash flows provided by (used in) continuing financing activities		712,579	369,381	1,280,737	366,629
Net cash flows used in discontinued financing activities		—	(18)	—	(18)
Net cash flows provided by financing activities		712,579	369,363	1,280,737	366,611

Increase (decrease) in cash and cash equivalents before impact of exchange rate		(98,607)	357,036	292,518	293,490
Effects of exchange rate changes on cash and cash equivalents		(4,967)	(1,983)	19,620	1,208
Increase (decrease) in cash and cash equivalents		(103,574)	355,053	312,138	294,698
Cash balance related to asset held for sale		—	—	(719)	—
Cash and cash equivalents – Beginning of period		837,276	46,298	422,283	106,653
Cash and cash equivalents – End of period		733,702	401,351	733,702	401,351

Osisko Gold Group Inc.
Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2026 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars except number of shares)

	Notes	Number of common shares outstanding	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive loss	Deficit	Total
			$	$	$	$	$	$
Balance - January 1, 2026		255,069,516	1,416,739	20,884	20,976	(9,135)	(766,775)	682,689

Net income		—	—	—	—	—	121,646	121,646
Other comprehensive income (loss), net		—	—	—	—	17,345	—	17,345
Comprehensive income (loss)		—	—	—	—	17,345	121,646	138,991
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes		—	—	—	—	709	(709)	—
Private placement - February 2026	10	40,607,650	196,249	—	—	—	—	196,249
Shares issued for the settlement of Deferred consideration		871,683	3,453	—	—	—	—	3,453
Share issue expense		—	(10,239)	—	—	—	—	(10,239)
- Share options		—	—	—	2,216	—	—	2,216
- Restricted and deferred share units		—	—	—	2,600	—	—	2,600
Shares issued - employee share purchase plan		60,553	235	—	—	—	—	235
Shares issued from RSU/DSU settlement		78,734	519	—	(1,110)	—	185	(406)
Exercise of warrants	10	9,408,402	55,290	(9,024)	—	—	—	46,266
Expired warrants		—	—	(5,804)	5,804	—	—	—
Exercise of share options		41,299	309	—	(196)	—	—	113
Balance - September 30, 2026		306,137,837	1,662,555	6,056	30,290	8,919	(645,653)	1,062,167

As at September 30, 2026, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to a loss of $5.6 million. Items that may be recycled to the consolidated statements of loss amount to $14.6 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
8

Osisko Gold Group Inc.

Consolidated Statements of Changes in Equity For the nine months ended September 30, 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Number of common shares outstanding	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive loss	Deficit	Total
		$	$	$	$	$	$
Balance - January 1, 2025	136,580,233	1,137,362	11,859	20,228	(503)	(598,317)	570,629

Net income (loss)	—	—	—	—	—	(235,016)	(235,016)
Other comprehensive income (loss), net	—	—	—	—	(8,682)	—	(8,682)
Comprehensive income (loss)	—	—	—	—	(8,682)	(235,016)	(243,698)

Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes	—	—	—	—	(1,150)	1,150	—
Brokered private placement	58,560,000	120,949	—	—	—	—	120,949
Non-brokered private placement	40,505,330	83,659	—	—	—	—	83,659
Warrants issued as financing fees	—	—	9,025	—	—	—	9,025
Shares issued for the settlement of Deferred consideration	1,368,610	3,433	—	—	—	—	3,433
Share issue expense	1,464,000	(5,117)	—	—	—	—	(5,117)
- Share options	—	—	—	1,890	—	—	1,890
- Restricted and deferred share units	—	—	—	997	—	—	997
Shares issued - employee share purchase plan	82,621	196	—	—	—	—	196
Shares issued from RSU/DSU settlement	192,323	1,330	—	(2,824)	—	605	(889)
Exercise of warrants	850,000	5,558	—	—	—	—	5,558
Exercise of share options	12,666	82	—	(46)	—	—	36
Balance - September 30, 2025	239,615,783	1,347,452	20,884	20,245	(10,335)	(831,578)	546,668

As at September 30, 2025, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to a loss of $18.5 million. Items that may be recycled to the consolidated statements of loss amount to $8.2 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
9

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)

1. Nature of operations and liquidity risk
Osisko Gold Group Inc. (formerly Osisko Development Corp.) (“Osisko Gold Group” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America. Osisko Gold Group is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia and the Trixie Test Mine in the USA.
The Company’s registered and business address is 1450-155 University Avenue, Toronto, Ontario and is constituted under the Canada Business Corporations Act. In July 2026, the Company relocated its registered and business address from 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec to its current address noted above and changed its name from "Osisko Development Corp." to "Osisko Gold Group Inc." The common shares of Osisko Gold Group (the "Common Shares") trade under the symbol OGG on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”).
These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. As at September 30, 2026, the Company has a working capital of $753.4 million, which includes a cash and cash equivalent balance of $733.7 million and restricted cash of $322.8 million. The Company also has an accumulated deficit of $645.7 million, and reported a net income of $121.6 million for the nine months ended September 30, 2026.
In addition to the issuance of the US$300 million of convertible senior notes (Note 8) and the prospectus offering for aggregate gross proceeds of US$143.8 million (Note 10) completed in the first half of 2026, the Company completed the offering of US$600 million of senior secured notes on September 30, 2026, the net proceeds of which were used to repay and terminate the 2025 Financing Facility (as defined below), fund a segregated interest reserve account and fund segregated disbursement accounts (collectively, the "Segregated Accounts") for the Cariboo Gold Project. As a result, the uncertainty previously associated with the US$350.0 million of subsequent draws under the 2025 Financing Facility, which remained subject to unsatisfied conditions precedent, no longer applies. Based on the working capital position as at September 30, 2026, including the net proceeds of the senior secured notes held in the Segregated Accounts, and the Company's forecasted expenditures, management believes that the Company has sufficient liquidity to meet its obligations, commitments and forecasted expenditures through at least the next twelve months from the date of issuance of these financial statements as long as the Company uses the segregated disbursement account to advance the development of the Cariboo Gold Project as planned. In the event that the working capital above is insufficient to meet its obligations, commitments and forecasted expenditures through at least the next twelve months from the issuance of these financial statement, the Company will be required to obtain additional financing or curtail its expenditures
2. Basis of presentation and Statement of compliance and Material Accounting Policies
These unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025. The accounting policies, methods of computation and presentation applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year with the exception of the new material accounting policies and new amendments adopted during the period described below.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issue on November 11, 2026.
New material accounting policies
a) Convertible debt
The convertible senior notes issued by the Company in May 2026 (the "Convertible Notes") are an interest-bearing debt instrument, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date. As the Convertible Notes contain conversion and redemption features that give the holders the right to convert before maturity, under certain circumstances, the Convertible Notes are classified as a financial liability with embedded derivatives. The Company accounts for the Convertible Notes as a hybrid instrument, with the embedded derivatives at FVTPL and the host debt at amortized cost. The debt component of the Convertible Notes is (i) initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivatives and (ii) is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivatives represent the conversion and redemption features of the Convertible Notes and are (i) initially classified as a financial liability measured at fair value through profit or loss; and (ii) subsequently recognized at fair value with changes in fair value recognized in net income (loss). If the conversion feature is accounted for as a derivative liability, such derivative is considered when determining the classification of the entire instrument as current versus non-current.
Transaction costs that are directly attributable to issuing the Convertible Notes are allocated to the host debt and included in its initial carrying amount; they are amortized using the effective interest rate. With the Convertible Notes transaction, the Company has elected to allocate all the transaction costs to the host liability, and none were allocated to the derivative liabilities. The transaction costs will be amortized into income using the effective interest method.
b) Capped call
Concurrenlty with the issuance of the Convertible Notes, the Company entered into capped call option transactions with certain financial institutions. The capped call options are separate transactions and do not affect the accounting for the components of the Convertible Notes.
The capped calls are a derivative asset that is measured at fair value, with subsequent changes in fair value recognized through profit or loss.
New amendments adopted during the period
IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures
On January 1, 2026, the Company adopted targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued notably to:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; and
•update disclosures for equity instruments designated at fair value through other comprehensive income.
The amendments were applied prospectively with no restatement of comparatives per the initial transition requirements of these amendments. The amendments clarify that a financial liability is derecognized on the settlement date, being the date on which the obligation is extinguished. The Company has not elected the optional exception to derecognize financial liabilities settled through an electronic payment system prior to the settlement date. The Company's existing accounting policy is to derecognize financial liabilities when settlement is confirmed at the bank, which is consistent with the settlement-date derecognition requirements clarified by these amendments. The adoption of these amendments had no material impact on the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2026.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Critical accounting estimates and judgements
In preparing the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2026, the Company applied the critical accounting estimates and judgements, and key sources of estimation uncertainty disclosed in Note 5 of its 2025 annual financial statements except as noted below:
In May 2026, the Company completed the issuance of the Convertible Notes and also purchased a series of capped call options, the valuation of which include the use of judgement and estimates. Refer to Note 8 of these condensed interim consolidated financial statements for the significant judgements and estimates in determining the fair value of the Convertible Notes and capped call options.
In September 2026, the Company issued the Senior Secured Notes and repaid and terminated the 2025 Financing Facility. Management applied judgement in concluding that the repayment constituted an extinguishment rather than a modification under IFRS 9, and in determining the transaction costs attributable to the Senior Secured Notes (Note 8).
Management also applied judgement in concluding that no indicators of impairment existed for the Cariboo Gold Project as at September 30, 2026 (Note 5).
3. Cash, cash equivalents and restricted cash
As at September 30, 2026 and December 31, 2025, the consolidated cash and cash equivalents position was as follows:

	2026	2025
	$	$
Cash and cash equivalents held in Canadian dollars	505,398	112,912

Cash and cash equivalents held in U.S. dollars	160,913	220,426
Cash and cash equivalents held in U.S. dollars (Canadian dollars equivalent)	228,304	302,115

Cash held and cash equivalents in Mexican Pesos	—	95,200
Cash held and cash equivalents in Mexican Pesos (Canadian dollars equivalent)	—	7,256
	733,702	422,283
In connection with the issuance of the Senior Secured Notes on September 30, 2026 (Note 8), the net proceeds were used, in part, to: (i) fund a segregated interest reserve account in an amount equal to the first five semi-annual interest payments on the Senior Secured Notes of US$138.8 million ($196.9 million); and (ii) fund a segregated disbursement account with the remaining US$318.4 million ($451.8 million) to advance the development of the Cariboo Gold Project. These amounts are presented as restricted cash on the consolidated statement of financial position and classified between current ($280.2 million) and non-current ($368.4 million) based on when the respective funds are expected to be available: the current portion represents funds accessible within the next twelve months, while the non-current portion represents funds that will not be available within the next twelve months.
The current restricted cash also includes an amount of $42.6 million (December 31, 2025 – nil), representing subscription proceeds received in advance related to the equity investment by Urion Investments Holdings Limited ("Urion"), an affiliate of Trafigura Canada Limited ("Trafigura"), which closed on October 9, 2026 (Note 16). The amount is translated at the closing foreign exchange rate as at September 30, 2026.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

4. Amounts receivable

	2026	2025
	$	$
Trade receivables	14,412	6,849
Sales taxes	6,128	2,430
Other	891	78
	21,431	9,357
5. Mining interests and Property, plant and equipment

	Plant and Equipment	Mining Interests	Right-of-use assets	Construction- in-progress	September 30, 2026
	$	$	$	$	$
Cost– Beginning of period	95,829	506,055	9,892	72,802	684,578
Additions	25,428	72,117	2,308	183,752	283,605
Assets classified as held for sale and other disposals	(258)	—	—	—	(258)
Asset retirement obligations	—	32,054	—	—	32,054
Depreciation capitalized	—	5,296	—	—	5,296
Share-based compensation capitalized	—	95	—	—	95
Impairment	(493)	—	—	—	(493)
Other	—	—	—	—	—
Borrowing costs	—	17,936	—	—	17,936
Transfers	73,691	(54)	—	(73,637)	—
Currency translation adjustments	1,073	1,473	42	85	2,673
Cost – End of period	195,270	634,972	12,242	183,002	1,025,486

Accumulated depreciation – Beginning of period	36,064	667	3,521	—	40,252
Depreciation	15,020	4,678	1,326	—	21,024
Assets classified as held for sale and other disposals	(220)	—	—	—	(220)
Currency translation adjustments	599	166	30	—	795
Accumulated depreciation – End of period	51,463	5,511	4,877	—	61,851

Cost	195,270	634,972	12,242	183,002	1,025,486
Accumulated depreciation	(51,463)	(5,511)	(4,877)	—	(61,851)
Net book value	143,807	629,461	7,365	183,002	963,635

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Plant and Equipment	Mining Interests	Right-of-use assets	Construction- in-progress	December 31, 2025
	$	$	$	$	$
Cost– Beginning of period	107,818	510,986	6,045	15,525	640,374
Additions	10,548	32,582	3,947	59,707	106,784
Assets classified as held for sale and other disposals	(21,992)	(30,483)	(31)	—	(52,506)
Asset retirement obligations	—	4,545	—	—	4,545
Depreciation capitalized	—	2,834	—	—	2,834
Share-based compensation capitalized	—	134	—	—	134
Impairment	(1,091)	(25,344)	(9)	(2,231)	(28,675)
Borrowing costs	—	10,140	—	—	10,140
Transfers	94	—	—	(94)	—
Currency translation adjustments	452	661	(60)	(105)	948
Cost – End of period	95,829	506,055	9,892	72,802	684,578

Accumulated depreciation – Beginning of period	39,458	4,316	2,807	—	46,581
Depreciation	11,105	1,264	782	—	13,151
Assets classified as held for sale and other disposals (i)	(14,180)	(5,357)	(31)	—	(19,568)
Impairment	(745)	—	(9)	—	(754)
Currency translation adjustments	426	444	(28)	—	842
Accumulated depreciation – End of period	36,064	667	3,521	—	40,252

Cost	95,829	506,055	9,892	72,802	684,578
Accumulated depreciation	(36,064)	(667)	(3,521)	—	(40,252)
Net book value	59,765	505,388	6,371	72,802	644,326
(i)On November 24, 2025, the Company entered into an agreement to sell the San Antonio Gold Project. Accordingly, all assets related to the San Antonio Gold Project were reclassified to assets classified as held for sale as at December 31, 2025. The sale closed on January 27, 2026. Additional information is provided in Note 15— Asset held for sale and discontinued operations.

NSR Royalty and Streams
OR Royalties Inc. ("OR Royalties") holds a 5% NSR royalty on the Cariboo Gold Project and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo Gold 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville Gold Mines Ltd. (“Barkerville”) movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount not less than $150 million. Pursuant to an intercreditor agreement dated September 30, 2026 entered into in connection with the Senior Secured Notes (Note 8), the liens securing the royalty obligations are subordinated to the liens securing the Senior Secured Notes, although ordinary course royalty payments are not subordinated in right of payment.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

In connection with the acquisition of Tintic in May 2022, the Company issued aggregate 2% NSR royalties, with a 50% buyback right in favour of Osisko Gold Group exercisable within five years.
Impairment assessment
On April 28, 2025, the Company disclosed the results of its optimized feasibility study on the Cariboo Gold Project (“2025 FS”). The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill. This change was considered an indicator of impairment for the QR Mill and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.3 million on the mining interests related to the QR Mill during the first quarter of 2025.
In September, 2026, the Company announced a formal construction decision for the Cariboo Gold Project, with an updated go-forward capital expenditures estimate. Management considered whether these updates, together with other factors such as gold prices and mineral reserves, constituted indicators of impairment as at September 30, 2026. Management concluded that no indicators of impairment existed and no impairment test was performed as at September 30, 2026. The Company's conclusion reflected a number of judgments and assumptions. Changes in these assumptions, including future capital expenditures, could impact the Company's conclusion in future reporting periods.
6. Exploration and evaluation

	2026	2025
	($	($
Net book value - Beginning of period	89,635	86,258
Additions	44,278	6,603
Depreciation capitalized	88	823
Currency translation adjustments	2,949	(4,049)
Net book value – End of period	136,950	89,635

7. Accounts payable and accrued liabilities

	2026	2025
	$	$
Trade payables	27,693	3,040
Other payables	4,620	4,138
Accrued interest payable	6,425	—
Income taxes payable	2,569	468
Accrued liabilities	58,102	22,948
	99,409	30,594

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

8. Long-term debt and lease liabilities

	Senior Secured Notes	Convertible Notes	2025 Financing Facility	Financed Mining Equipment	Lease Liabilities	Total 2026	Total 2025
	($)	($)	($)	($)	($)	($)	($)
Balance – Beginning of period	—	—	129,844	10,860	3,853	144,557	46,639
Additions net of financing fees	818,625	279,769	—	11,975	2,144	1,112,513	128,576
Repayment	—	—	(171,358)	(3,709)	(1,339)	(176,406)	(38,709)
Interest capitalized and accretion	—	7,847	15,999	—	3	23,849	12,568
Interest paid	—	—	—	—	—	—	(2,422)
Loss on extinguishment of debt	—	—	20,866	—	—	20,866	—
Write-offs	—	—	—	—	—	—	—
Currency translation adjustments	—	7,722	4,649	115	10	12,496	(2,095)
Balance – End of period	818,625	295,338	—	19,241	4,671	1,137,875	144,557

Current portion	—	—	—	8,669	2,424	11,093	6,771
Non-current portion	818,625	295,338	—	10,572	2,247	1,126,782	137,786
	818,625	295,338	—	19,241	4,671	1,137,875	144,557
Senior Secured Notes
On September 30, 2026, the Company completed a private placement of US$600.0 million ($851.3 million) aggregate principal amount of Senior Secured Notes. The Senior Secured Notes were offered to qualified institutional buyers under Rule 144A of the United States Securities Act of 1933 and to non-U.S. persons under Regulation S of the United States Securities Act of 1933, at an issue price of 100.0% of their principal amount. The initial purchasers purchased the Senior Secured Notes at 98.250% of their principal amount.
The net proceeds of the Senior Secured Notes were approximately US$577.0 million ($818.6 million), after deducting the initial purchasers' discounts and commissions and offering expenses, and were used to (i) repay the outstanding amounts under the 2025 Financing Facility (approximately US$120.8 million ($171.4 million)); (ii) fund a segregated interest reserve account in an amount equal to the first five interest payments on the Senior Secured Notes; and (iii) with the remaining net proceeds, fund a segregated disbursement account to advance the Cariboo Gold Project. At closing, US$138.8 million ($196.9 million) of the net proceeds was deposited in an interest reserve and US$318.4 million ($451.8 million) was deposited in a disbursement account. The amounts used to repay the 2025 Financing Facility and deposited in the interest reserve and disbursement accounts exceed the net proceeds by approximately US$1.0 million ($1.4 million), representing financing fees paid with cash on hand.
The Senior Secured Notes mature on October 1, 2031. They bear interest at 9.250% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 2027.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Company may not redeem the Senior Secured Notes at its option prior to October 1, 2028, except, in each case plus accrued and unpaid interest:
•at a redemption price equal to 100% of the principal amount plus an applicable make-whole premium;
•up to 40% of the aggregate principal amount at a redemption price of 109.25% with the net cash proceeds of certain equity offerings, provided that at least 50% of the aggregate principal amount of the Senior Secured Notes remains outstanding and the redemption occurs within 180 days of the closing of the equity offering; and
•up to 10% of the aggregate principal amount during each twelve-month period commencing on the issue date, at a redemption price of 103.0%.
On or after October 1, 2028, the Senior Secured Notes are redeemable at the redemption prices set out in the indenture. Upon a change of control, holders may require the Company to repurchase their Senior Secured Notes at 101% of their principal amount, and the Company may be required to offer to repurchase Senior Secured Notes at 100% of their principal amount with the net proceeds of certain asset sales, in each case plus accrued and unpaid interest.
The Senior Secured Notes are fully and unconditionally guaranteed on a senior secured basis by certain of the Company's subsidiaries, which at closing consisted of Barkerville, and are secured by a first priority lien on substantially all of the present and after-acquired property of the Company and each guarantor, including the capital stock of Barkerville and certain other subsidiaries held by the Company and each guarantor, the Segregated Accounts, and personal and real property, including the Cariboo Gold Project, subject to certain exceptions. The capital stock and assets of certain excluded subsidiaries, including the subsidiaries that hold the Tintic Project and certain other non-core subsidiaries, do not form part of the collateral, provided that Barkerville and any subsidiary that owns, directly or indirectly, property relating to the Cariboo Gold Project may not be an excluded subsidiary.
In connection with the Senior Secured Notes, the Company recorded $32.7 million of financing fees. These include the initial purchasers’ discount of US$10.5 million ($14.9 million) and $17.8 million of other transaction costs. The Senior Secured Notes are recognized as a financial liability, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 10.02%.
Convertible Notes & Derivative Liabilities
In May 2026, the Company issued US$300 million ($414.3 million) of Convertible Notes. The Company received $393.8 million after commissions, fees and transaction costs of US$14.8 million ($20.5 million). The transaction costs are included in the amortized value of the host contract and amortized over the life of the Convertible Notes using the effective interest method. In connection with the Convertible Notes offering, 1,279,536 broker warrants were issued to certain of the initial purchasers and included in the transaction costs. In absence of quoted market prices, the fair value of the warrants exercisable in U.S. dollars was determined using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

Dividend per share	—%
Expected volatility	57.7%
Risk-free interest rate	4.1%
Expected life	5.0 years
Exercise price (US$)	3.68
Share price (US$)	2.80

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Convertible Notes pay interest semi-annually at a rate of 4.125% per annum commencing on December 15, 2026, and mature on June 15, 2031. The holders of the Convertible Notes may convert their Convertible Notes, with the conversion obligation to be settled in Common Shares, cash or a combination thereof at the Company’s discretion, under the following circumstances:
(1) the closing sale price of the Common Shares exceeds 130% of the conversion price of US$3.68 per Common Share for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter, and only in the following quarter (the “Share Price Threshold”);
(2) the trading price per US$$1,000 principal amount of the Convertible Notes is equal to or less than 98% of the product of the closing sale price of the Company’s Common Shares and the applicable conversion rate;
(3) the Convertible Notes are called for redemption by the Company;
(4) upon occurrence of certain specified corporate events; or
(5) on or after March 1, 2031.
The conversion rate is approximately 272.11 Common Shares per US$1,000 principal amount of Convertible Notes which represents a conversion price of approximately US$3.68 per Common Share. Upon conversion the Company may settle the obligation, at its sole discretion, in either Common Shares, in cash at an equivalent value or in a combination of both.
The Company may redeem for cash all or any portion of the Convertible Notes on or after June 20, 2029, but only if the close saleprice of the Common Shares is at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days. The redemption price represents 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest.Upon the occurrence of specified corporate transactions, such as but not limited to change of control, major corporate transaction, or liquidation, the Company must offer to repurchase all of the outstanding Convertible Notes for cash.
The Convertible Notes mature on June 15, 2031 and have an effective interest rate of 11.79%. Any Convertible Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by the Company in cash at maturity.
Double Zero Capital, LP, a shareholder of the Company, participated in the Convertible Notes offering, acquiring US$50.0 million aggregate principal amount of the Convertible Notes.
Under IFRS 9, Financial Instruments, the conversion and redemption features (“Derivative Liability”) embedded in the Convertible Notes are bifurcated from the host debt and recognized as derivative liabilities because they are not closely related to the host and may be settled in cash, shares, or a combination thereof. The derivative liabilities are measured at fair value on initial recognition and at each reporting date, with changes recognized in profit or loss. The host debt is recognized at the residual amount, after allocating fair value to the embedded derivatives and deducting transaction costs and is subsequently measured at amortized cost using the effective interest method.
The embedded derivative used a market calibration approach based on the observable traded price of the Convertible Notes. Under this approach, the fair value of the embedded derivative was determined using a valuation model calibrated to the market price of the instrument. The host debt component was then measured as the residual amount, representing the difference between the observed fair value of the Convertible Notes and the fair value attributed to the embedded derivative.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The following key inputs were used in the valuation model:

	Inception	September 30, 2026
Debt traded price	100.00	109.59
Volatility	50.0%	50.0%
Share price (US$)	2.78	2.82
Capped Call Derivative Options
Concurrently with the issuance of the Convertible Notes, the Company purchased cash-settled call options (the “Capped Calls” or the “Derivative Asset”) with a strike price equal to initial conversion price of the Convertible Notes of US$3.68 and with a cap price of US$5.88, a term consistent with the term of the Convertible Notes. The purchase price for the Capped Call transactions was approximately US$40.2 million ($55.5 million). The capped call options are separate transactions and do not affect the accounting for the Convertible Notes and Derivative Liability.
The Capped Calls are accounted for as a derivative asset and are remeasured at fair value through profit and loss at each reporting date. At inception, the Capped Calls were valued at the premium paid; subsequently they are valued using Black-Scholes option-pricing model adjusted for credit risk. The key inputs used in the valuation of the Capped Calls at September 30, 2026 are:

As at September 30, 2026
Average volatility	58.2%
Risk-free interest rate	5.0%
Credit Spread	0.5%
Expected life	4.71
Exercise price (US$)	3.68
Cap price (US$)	5.88
Share price (US$)	2.82
As at September 30, 2026, the fair value of the Capped Calls was US$36.5 million ($51.8 million), resulting in a fair value gain of US$4.4 million ($6.2 million) for the three months ended September 30, 2026, and a fair value loss of US$3.7 million ($3.7 million) for the nine months ended September 30, 2026, recorded in the consolidated statement of income (loss). The Canadian dollar amounts reflect the translation of the U.S. dollar fair values at the closing exchange rate as of September 30, 2026, and the difference between the U.S. dollar and Canadian dollar changes in fair value relates to foreign exchange revaluation.
2025 Financing Facility
On July 21, 2025, the Company entered into a credit agreement with Appian ODV (Jersey) Ltd. and other lenders, providing for a US$450 million senior secured credit facility (the “2025 Financing Facility”) to fund the development and construction of the Cariboo Gold Project. The Company drew US$100 million ($137.2 million) from the 2025 Financing Facility prior to its repayment and termination.
On September 30, 2026, the Company repaid the 2025 Financing Facility in full, using a portion of the proceeds from the Senior Secured Notes. The facility was then terminated and the related security released. The Company paid US$120.8 million ($171.4 million), made up of principal of US$100.0 million ($141.9 million), accrued interest of US$ 17.4 million ($24.7 million) and a prepayment premium of US$3.4 million ($4.9 million).

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

In connection with the repayment, the Company recognized a loss on extinguishment of debt of $20.9 million in finance costs, comprising the prepayment premium of $4.9 million and the write-off of unamortized transaction costs of $16.0 million.
Schedule of payments
The schedule of required payments of the Company's long-term debt and lease liabilities are as follows:

	Less than 1 year	1-2 years	3-4 years	Over 5 years
	$	$	$	$
Total payments - Senior Secured Notes	39,809	157,487	157,487	890,433
Total payments – Convertible Notes	18,789	35,554	461,097	—
Total payments – Mining equipment financings and lease liabilities	11,092	10,914	1,540	366

9. Environmental rehabilitation provision

	2026	2025
	($	($
Balance – Beginning of period	99,179	90,803
New obligations and revision of estimates	27,681	23,169
Accretion expense	2,579	3,547
Payment of environmental rehabilitation obligations	(1,314)	(667)
Transfer to liabilities associated with asset held for sale (i)	—	(18,818)
Currency translation adjustment	325	1,145
Balance – End of period	128,450	99,179

Current portion	8,048	6,970
Non-current portion	120,402	92,209
	128,450	99,179
(i)On November 24, 2025, the Company entered into an agreement to sell the San Antonio Gold Project. Accordingly, all assets related to the San Antonio Gold Project were reclassified to assets classified as held for sale as at December 31, 2025. The sale closed on January 27, 2026. Additional information is provided in Note 15— Asset held for sale and discontinued operations.
The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at September 30, 2026, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation obligation amount to $281.5 million (December 31, 2025 – $285.5 million). The weighted average discount rate used is approximately 3.77% (December 31, 2025 – 3.36%) and the disbursements are expected to be made between 2026 and 2129 as per the current closure plans.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

As of September 30, 2026, the Company maintains environmental bonding insurance across its various properties. In connection with this insurance, the Company has set aside $12.0 million of cash collateral for the benefit of the insurer, including US$1.5 million ($2.1 million) denominated in U.S. dollars, which is presented in other non-current assets.
10. Share Capital and Warrants
Shares
February 2026 Bought Deal
On February 3, 2026, the Company completed a prospectus offering (the "Offering") of Common Shares of the Company. The Offering was completed on a "bought deal" basis, pursuant to an underwriting agreement dated January 27, 2026, among the Company and a syndicate of underwriters comprising National Bank Capital Markets, RBC Capital Markets and Cantor, as co-lead underwriters and co-bookrunners, and BMO Capital Markets (collectively, the "Underwriters"). Pursuant to the Offering, the Company issued an aggregate of 40,607,650 Common Shares at a price of US$3.54 per Common Share for aggregate gross proceeds of US$143.8 million ($196.3 million), including the exercise in full by the Underwriters of their over-allotment option.
In connection with the Offering, the Company incurred share issuance costs of approximately $10.2 million, including underwriters’ fees equal to 4.5% of gross proceeds. Issuance costs allocated to Common Shares were recorded as a deduction from share capital.
Trafigura Equity Investment - Subscription received in advance
The Company entered into a subscription agreement with Urion for the issuance of 9,554,141 Common Shares at a price of US$3.14 per Common Share (the "Trafigura Equity Investment"). As at September 30, 2026, the Company had received gross proceeds of US$30.0 million ($42.3 million) under the Trafigura Equity Investment. As the Common Shares had not yet been issued at that date, and the conditions to their issuance had not yet been met, the amount received has been presented as a current liability, subscription received in advance, in the consolidated statement of financial position as at September 30, 2026. The corresponding cash was presented as restricted cash as at September 30, 2026 (Note 3). The Common Shares were issued on October 9, 2026 (Note 16), at which time the subscription received in advance was reclassified to share capital, net of share issuance costs.
Warrants
Warrant liability
The warrants issued in connection with the 2022 non-brokered private placement, the 2024 non-brokered and brokered private placements, the 2025 non-brokered and brokered private placements and the Convertible Notes offering are classified as derivative financial liabilities as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: Presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes option pricing model at the end of each reporting period, and the variation in the fair value is recognized in the consolidated statements of income (loss) under change in fair value of warrant liability. Upon exercise of the warrants, the Company will issue Common Shares, and will not be required to pay any cash.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The movement of the warrants liability, classified as financial instruments at fair value through profit or loss, is as follows:

	2026	2025
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	225,000	67,852
Additions	2,309	75,769
Change in fair value	(94,291)	88,438
Fair value transferred to Share Capital on Exercise	(7,932)	(2,042)
Foreign exchange	7,332	(5,017)
Balance – End of period	132,418	225,000

In absence of quoted market prices, the fair value of the warrants exercisable in U.S. dollars is determined using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

	2026	2025
Dividend per share	—%	—%
Expected volatility(i)	61.6%	61.6%
Risk-free interest rate	4.7%	3.5%
Expected life	1.7	2.4 years
Exercise price (US$)	3.63	3.59
Share price (US$)	2.82	3.49
(i)The expected volatility is estimated based on the historical volatility of the Company
The warrant liability is exposed to changes in expected volatility and share price. Based on the warrant liability balance as at September 30, 2026, a 5% increase in expected volatility would increase the warrant liability and the related change in fair value by $5.1 million, while a decrease of 5% would decrease the warrant liability and related fair value by $5.1 million. A 5% increase in the Company's share price would increase the warrant liability and the related change in fair value by $14.4 million, while a decrease of 5% would decrease the warrant liability and the related change in fair value by $13.8 million. These sensitivities are calculated independently, and actual changes in fair value may differ if multiple assumptions change simultaneously.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The following table summarizes the Company’s movements for the warrants outstanding:

	2026		2025
	Number of Warrants	Weighted average exercise price	Number of Warrants	Weighted average exercise price
		$		$
Balance – Beginning of period	132,376,167	5.71	78,068,475	7.17
Issued – 2025 Financing Facility	—	—	5,625,031	4.43
Issued – 2025 Non-brokered private placement	—	—	20,252,661	3.53
Issued – 2025 Brokered private placement	—	—	29,280,000	3.53
Issued – 2026 Broker warrants	1,279,536	5.08	—	—
Expired – 2023 Bought Deal	(7,841,850)	8.55	—	—
Exercised - 2024 Brokered private placement	—	—	(850,000)	4.14
Exercised - 2024 Non-Brokered private placement	(13,888)	4.17	—	—
Exercised - 2025 Financing Facility	(5,625,031)	4.43	—	—
Exercised - 2025 Brokered Private Placement	(3,769,483)	3.54	—	—
Balance – End of period	116,405,451	5.64	132,376,167	5.71
The outstanding warrants have the following classification, maturity dates and exercise terms:

Placement	Classification	Maturity	Number of Warrants	Exercise Price
2022 Brokered private placement	Equity	2-Mar-27	7,752,916	$14.75
2022 Non-brokered private placement	Liability	27-May-27	11,363,933	US$ 10.70
2024 Non-brokered private placement	Liability	1-Oct-29	19,149,522	US$ 3.00
2024 Brokered private placement	Liability	1-Oct-29	31,096,366	US$ 3.00
2025 Non-Brokered private placement (i)	Liability	15-Aug-27	20,252,661	US$ 2.56
2025 Brokered private placement (i)	Liability	15-Aug-27	25,510,517	US$ 2.56
2026 Broker Warrants	Liability	29-May-31	1,279,536	US$ 3.68
(i)The maturity is subject to an acceleration clause. If, at any time after 15 months from the closing date, the closing price of the Common Shares on the TSX-V or NYSE exceeds the exercise price for 20 consecutive trading days, the Company may, within 10 days, notify holders to accelerate the expiry date to 30 days from the notice date.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

11. Share-based compensation
Share options
The omnibus incentive plan (the “Omnibus Plan”) provides for the issuance of stock options to acquire Common Shares to directors, officers, employees, consultants or investor relations service providers of the Company.
The following table summarizes information about the movement of the share options under the Company’s plan:

	2026		2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding – Beginning of period	5,406,594	4.16	5,229,369	5.53
Granted	984,400	4.51	1,514,300	2.51
Exercised	(41,299)	2.77	(18,733)	2.88
Forfeited	(45,634)	2.40	(845,600)	2.97
Expired	(160,563)	18.45	(472,742)	16.21
Outstanding – End of period	6,143,498	3.87	5,406,594	4.16
Exercisable – End of period	3,458,595	4.30	2,081,127	6.05

The following table summarizes the share options outstanding as at September 30, 2026:

		Options outstanding		Options exercisable
Grant date	Exercise price	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
	$
November 12, 2021	16.20	11,331	0.12	11,331	0.12
June 30, 2022	6.49	452,800	0.72	452,800	0.72
November 18, 2022	6.28	61,500	1.13	61,500	1.13
April 3, 2023	6.59	891,467	1.45	891,467	1.45
April 3, 2024	2.88	117,666	2.51	70,200	2.51
July 4, 2024	2.72	2,224,300	2.76	1,482,866	2.76
April 2, 2025	2.20	126,134	3.50	37,598	3.50
May 13, 2025	2.57	1,273,900	3.52	450,833	3.33
April 1, 2026	4.51	984,400	4.50	—	—
	3.87	6,143,498	2.85	3,458,595	2.2

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and nine months ended September 30, 2026, the total share-based compensation related to share options granted under the Company’s plan amounted to $0.7 million and $2.2 million, respectively ($0.7 million and $1.9 million, respectively for the three and nine months ended September 30, 2025).
Deferred and restricted share units (“DSU” and “RSU”)
The following table summarizes the DSU and RSU movements:

	2026		2025
	DSU	RSU	DSU	RSU
Outstanding – Beginning of period	817,797	1,784,632	606,463	1,219,125
Granted	247,129	1,426,600	288,397	1,279,100
Settled	—	(168,509)	(77,063)	(385,685)
Forfeited	—	(36,123)	—	(327,908)
Outstanding– End of period	1,064,926	3,006,600	817,797	1,784,632
Vested – End of period	817,797	—	529,400	—
The total share-based compensation expense related to the Company’s DSU and RSU plans for the three and nine months ended September 30, 2026 was $1.1 million and $2.6 million, respectively ($0.3 million and $1.0 million respectively for the three and nine months ended September 30, 2025).

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

12. Fair value of financial instruments
Fair value measurement is determined using a three-level fair value hierarchy. Refer to Note 30 of the Company’s audited consolidated financial statements for the year ended December 31, 2025, which contain a description of these three levels.
The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

	2026
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets and liabilities at fair value through profit or loss
Derivative liability - Convertible Notes	—	—	93,430	93,430
Warrant liability	—	—	132,418	132,418
Derivative asset - Capped call	—	—	51,788	51,788
Mining exploration and development companies	—	—	676	676
Financial assets at fair value through other comprehensive loss
Equity securities
Mining exploration and development companies	36,718	—	—	36,718
	36,718	—	278,312	315,030

	2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets and liabilities at fair value through profit or loss
Warrant liability	—	—	225,000	225,000
Mining exploration and development companies	—	—	1,460	1,460
Financial assets at fair value through other comprehensive loss
Equity securities
Mining exploration and development companies	14,036	—	—	14,036
	14,036	—	226,460	240,496

During the nine months ended September 30, 2026 and 2025 there were no transfers among Level 1, Level 2 and Level 3.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

13. Segmented information
The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The chief operating decision-maker organizes and manages the business by geographic area, with the Company's activities consisting of the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada and the USA:

	Non-current Assets by Segment
	September 30, 2026
	Canada	USA	Total
	$	$	$
Other assets (non-current)	40,237	2,730	42,967
Non-current - restricted cash	368,406	—	368,406
Mining interests and property, plant and equipment	906,770	56,865	963,635
Exploration and evaluation	50,123	86,827	136,950
Total non-current assets (excluding investments)	1,365,536	146,422	1,511,958

	Non-current Assets by Segment
	December 31, 2025
	Canada	USA	Total
	$	$	$
Other assets (non-current)	15,791	2,123	17,914
Mining interests and property, plant and equipment	588,776	55,550	644,326
Exploration and evaluation	6,091	83,544	89,635
Total non-current assets (excluding investments)	610,658	141,217	751,875

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Operating Results by Segment
	Canada	USA	Total
	$	$	$
For the three months ended September 30, 2026
Revenues	—	19,347	19,347
Cost of sales	—	(9,890)	(9,890)
Other operating income	3,919	—	3,919
General and administrative	(8,936)	(667)	(9,603)
Operating (loss) income from continuing activities	(5,017)	8,790	3,773

For the three months ended September 30, 2025
Revenues	—	4,409	4,409
Cost of sales	—	(2,962)	(2,962)
Other operating expense	(27,014)	(1,239)	(28,253)
General and administrative	(5,766)	(660)	(6,426)
Operating loss from continuing activities	(32,780)	(452)	(33,232)

	Operating Results by Segment
	Canada	USA	Total
	$	$	$
For the nine months ended September 30, 2026
Revenues	—	54,287	54,287
Cost of sales	—	(22,590)	(22,590)
Other operating income	533	—	533
General and administrative	(28,388)	(1,151)	(29,539)
Impairments	(493)	—	(493)
Operating (loss) income from continuing activities	(28,348)	30,546	2,198

For the nine months ended September 30, 2025
Revenues	—	11,268	11,268
Cost of sales	—	(7,037)	(7,037)
Other operating expense	(44,364)	(4,378)	(48,742)
General and administrative	(17,961)	(2,127)	(20,088)
Impairments	(25,793)	—	(25,793)
Operating loss from continuing activities	(88,118)	(2,274)	(90,392)

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

14. Commitments
The Company has the following commitments as of September 30, 2026:

	Total(i)	Less than 1 year	1‑ 2 years	3-4 years
Purchase obligations	4,560	4,560	—	—
Capital commitments	316,324	273,892	37,160	5,272
Total	320,884	278,452	37,160	5,272
(i)The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be cancelled at the discretion of the Company with little or no financial impact.

The balance on flow-through financings not spent according to the restrictions imposed by the 2025 October Private Placement represents $12.1 million as at September 30, 2026, and is included in cash and cash equivalents. The Company is required to incur the related eligible exploration expenditures by December 31, 2026.

15. Asset held for sale and discontinued operations
On November 24, 2025, the Company entered into an agreement (the "Purchase Agreement") to sell its 100% interest in the San Antonio Gold Project, located in Sonora, Mexico to Axo Copper Corp. (“Axo”). Pursuant to the Purchase Agreement, Axo acquired Sapuchi Minera ("Sapuchi"), which holds a 100% interest in the mineral concessions comprising the San Antonio Gold Project (the “disposal group”).
The disposal group was classified as assets held for sale and discontinued operations in the fourth quarter of 2025. Upon closing of the transaction on January 27, 2026, the Company received 15,325,841 common shares of Axo. Subsequent to closing, the Company received an additional 2,363,516 Axo common shares pursuant to an anti‑dilution provision triggered by a qualifying financing.
In addition, the Company is entitled to certain contingent deferred consideration, including (i) a cash payment equal to 70% of any Mexican VAT refund relating to periods ending on or before closing, (ii) US$2 million payable in cash or Axo common shares upon Axo’s filing of a NI 43‑101 compliant feasibility study, and (iii) US$2 million payable in cash upon the first gold pour at the project. As a result of the closing, the assets and liabilities of the disposal group were derecognized from the Company’s consolidated statement of financial position.
The fair value of the consideration received at disposal was estimated at approximately $15.6 million. This amount comprises $11.8 million attributable to the Axo common shares received at closing, measured based on Axo’s market price on the closing date; $2.2 million related to the additional Axo shares issued pursuant to the qualifying financing anti‑dilution provision; and $1.6 million representing the Company’s estimated recoverable portion of Mexican VAT receivable associated with periods up to the closing date.
The San Antonio Gold Project has been classified as a discontinued operation as it represents a separate geographical area of operations for the Company, located in Mexico, and its activities can be clearly distinguished operationally and for financial reporting purposes from the Company’s other operations.
Net income from discontinued operations includes (i) a loss of approximately $0.5 million generated by Sapuchi’s operating results up to the date of disposal, (ii) a gain on disposal of approximately $37.3 million, representing the difference between the fair value of consideration received and the carrying value of Sapuchi’s net assets at the disposal date, and (iii) a loss of approximately $8.7 million resulting from the reclassification of the cumulative translation adjustment from other comprehensive income to profit or loss upon disposal.

Osisko Gold Group Inc.
Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)
(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Assets and Liabilities of the San Antonio disposal group (as of January 27, 2026):

2026
$
Current assets	4,224
Non-current assets	35,221
Total assets held for sale	39,445

Current liabilities	5,693
Non-current liabilities	55,433
Total liabilities associated with assets held for sale	61,126
As a result of the closing of the transaction, all assets and liabilities of Sapuchi were derecognized, and no assets or liabilities related to Sapuchi are included in the Company’s consolidated statement of financial position as of September 30, 2026.
16. Subsequent events
On October 9, 2026 the Company announced the closing of the Trafigura Equity Investment, pursuant to which the Company issued an aggregate of 9,554,141 Common Shares of the Company to Urion at a price of US$3.14 per Common Share, for gross proceeds of approximately US$30.0 million ($42.3 million). The proceeds were received prior to September 30, 2026 and presented as a subscription received in advance as at that date (Note 10).